

March 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Forest Road Acquisition Corp. II, under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant

- Class A Common Stock, par value $0.0001 per share

- Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

Sincerely,

Ben Sawyer